Exhibit 99.3

Attachment B

The number of H Shares to which this proxy form relates[1]

Form of Proxy for the Second Extraordinary General Meeting of 2021

I/We2,                                                                                                                                                                                                                                               ,

residing at                                                                                                                                                                                                                                         ,

being the registered holder of3                                                                                                                                                     ordinary shares of the Company,

HEREBY, APPOINT4,                                                                                                                                                                                                                    ,

residing at

as my/our proxy/proxies to attend on my/our behalf the second extraordinary general meeting of 2021 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) to be held at the No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, the PRC at 9 a.m., on Tuesday, 28 December 2021 and to act and vote on my/our behalf at the EGM in respect of the resolutions listed below, in accordance with my/our instructions below5.

Ordinary Resolutions		For[5]	Against[5]	Abstain[5]

1.	The resolution regarding the satisfaction of the conditions of the non-public issue of A Shares by the Company.

2.	The resolution regarding the Feasibility Report on the Use of Proceeds from the non-public issue of A Shares of the Company.

3.	The resolution regarding the Report on Use of Proceeds from Previous Fund Raising Activities.

4.	The resolution regarding the impacts of dilution of current returns of the non-public issue of Shares and the remedial returns measures and the undertakings from controlling shareholder, directors and senior management of the Company on the relevant measures.

5.	The resolution regarding the Plan of Shareholders’ Return of China Southern Airlines Company Limited (2022-2024).

Special Resolutions		For[5]	Against[5]	Abstain[5]

6.00	The resolution regarding the proposal of the non-public issue of A Shares of the Company.

6.01	Types of Shares to be issued and the par value

6.02	Issue method and period

6.03	Subscriber and subscription method

6.04	Price determination date, issue price and pricing method

6.05	Number of shares to be issued

6.06	Lock-up period

6.07	Proceeds raised and the use of proceeds

6.08	Place of listing

6.09	The arrangement for the distribution of undistributed profits accumulated before the non-public issue of A Shares

6.10	Validity period of this resolution regarding this non-public issue of A Shares

7.	The resolution regarding the preliminary proposal of the non-public issue of A Shares by the Company.

8.	The resolution regarding the connected transactions involved in the non-public issue of A Shares of the Company.

Special Resolutions		For[5]	Against[5]	Abstain[5]

9.	The resolution regarding the connected transactions involved in the non-public issue of H Shares of the Company.

10.	The resolution regarding the conditional subscription agreement in relation to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered into between the Company and the specific entity.

11.	The resolution regarding the conditional subscription agreement in relation to the subscription of the H Shares under the non-public issue of H Shares of China Southern Airlines Company Limited entered into between the Company and the specific entity.

12.	The resolution regarding the Board or the authorised person(s) thereof is hereby authorised to amend the relevant articles of the Articles of Association of China Southern Airlines Company Limited upon completion of the non-public issue of Shares.

13.	The resolution regarding the Board or the authorised person(s) thereof is hereby authorised by the general meeting with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares.

14.	The resolution regarding the amendments to the Articles of Association of China Southern Airlines Company Limited.

15.	The resolution regarding the amendments to the Procedural Rules of the Board of Directors of China Southern Airlines Company Limited.

Ordinary Resolution		For[5]	Against[5]	Abstain[5]

16.00	The resolution regarding the election of shareholder representative supervisor of the 9th session of the supervisory committee of the Company.

16.01	The resolution regarding the election of Mr. Ren Ji Dong as a shareholder representative of the 9th session of the supervisory committee of the Company.

Signature(s)[6]:	Date:

Notes:

1.

Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3.	Please insert the number of all the shares in the Company registered in your name(s).

4.	If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.

5.

If you wish to vote for any of the resolutions, please insert a “✓” in the box marked “FOR” or if you wish to vote against any of the resolutions, please insert a “✓” in the box marked “AGAINST”; or if you wish to abstain from voting for or against the resolution, please insert a “✓” in the box marked “ABSTAIN”. If no indication is given, then your proxy/proxies may vote in such manner as he/ she/they think(s) fit. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the EGM. The shares abstained will be counted in the calculation of required majority.

6.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7.

To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong in not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof.

8.

A proxy, on behalf of the shareholder, attending EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

9.

This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the EGM by the proxy of the shareholder pursuant to Note 8.

10.	Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.